                              AMENDMENT NUMBER 4 TO
                         INVESTMENT MANAGEMENT AGREEMENT

     Pursuant to the Investment Management Agreement between Hartford Investment Financial Services Company ("HIFSCO") and The Hartford Mutual Funds, Inc. (formerly known as ITT Hartford Mutual Funds, Inc.) dated March 3, 1997, as amended (the "Agreement"), The Hartford Global Health Fund and The Hartford Global Technology Fund are hereby included in the definition of Portfolio. All provisions in the Agreement shall apply to the management of The Hartford Global Health Fund and The Hartford Global Technology Fund except as stated below.

     The advisory fee for the two new portfolios shall be accrued daily and paid monthly, based upon the following annual rates and upon the calculated daily net asset value of the Fund.

         Net Asset Value                                      Annual Rate
         First $500,000,000                                   1.00%
         Next $500,000,000                                    0.90%
         Amount Over $1 Billion                               0.90%

     HIFSCO may waive all or a portion of these fees from time to time as agreed between the parties.

     This amended Agreement is effective for a period of two years from the date hereof and shall continue in effect thereafter in accordance with the provisions of Section 8 of the Agreement.

     IN WITNESS WHEREOF, the parties hereto have caused this amendment to
be executed on the      day of           , 2000.


HARTFORD INVESTMENT FINANCIAL SERVICES COMPANY

By: __________________________________________


THE HARTFORD MUTUAL FUNDS, INC.
on behalf of:
The Hartford Global Health Fund
The Hartford Global Technology Fund

By: _________________________________________